Exhibit 99.1

Bilibili Inc. Announces Results of Annual General Meeting

SHANGHAI, China, June 30, 2022 (GLOBE NEWSWIRE) — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced that its annual general meeting (the “AGM”) was held in Shanghai on June 30, 2022 and all the proposed resolutions set out in the notice of AGM were duly passed at the AGM.

All necessary shareholders’ approval in respect of the Company’s proposed conversion to primary listing on the Hong Kong Stock Exchange (the “Proposed Conversion”) has been obtained at the AGM. From the date of this announcement until the effective date of the Proposed Conversion, which is expected to be October 3, 2022 (the “Effective Date”), the Company will continue to make the necessary arrangements to facilitate compliance with all applicable laws, regulation and stock exchange rules as a dual-primary listed issuer on the Hong Kong Stock Exchange and the Nasdaq Global Select Market upon the Effective Date.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday life of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. Bilibili pioneered the “bullet chatting” feature, a live commenting function that has transformed the viewing experience by displaying thoughts and feelings of other audience viewing the same video. It has now become the welcoming home of diverse interests for young generations in China and the frontier to promote Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

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